

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

Via E-mail
Mr. Douglas N. Currault II
Assistant General Counsel and Secretary
Freeport-McMoRan Copper & Gold Inc., as depositor of the Royalty Trust
333 N. Central Ave.
Phoenix, AZ 85004

Re: Gulf Coast Ultra Deep Royalty Trust
Amendment No. 2 to Registration Statement on Form S-4
Filed March 12, 2013
File No. 333-185742

Dear Mr. Currault:

We have reviewed your amendment and your correspondence dated March 12, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have filed a report from Ryder Scott as Exhibit 99.6 that relates to your proved, probable and possible reserves as of July 1, 2012. We understand that Ryder Scott may have also produced a longer reserve report that relates to such reserves as of July 1, 2012. We also note the petroleum engineering and geological reports provided to us on a supplemental basis for our review. Please provide an analysis supporting your apparent belief that these referenced reports are not required to be filed with your registration statement pursuant to Item 21(c) of Form S-4, or are not required to be filed with the related Schedule 13E-3 pursuant to Item 16 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

2.   Please revise your disclosure throughout your filing, wherever you refer to the Ryder Scott reserve report, dated as of July 1, 2012, to indicate the version to which you are referring.

Questions and Answers About the MMR Special Meeting, page iii

What consideration will MMR stockholders receive if the merger is completed…, page vii

3.   We note your response to comment 3 in our letter dated March 5, 2013, and reissue such comment in part. Please disclose in percentage terms the equity ownership of Gulf Coast Ultra Deep Royalty Trust that would be held by PXP if the trust units were issued before the PXP merger is consummated.

4.   To enhance investor understanding, please quantify in tabular form the equity ownership in the royalty trust held by FCX and PXP under the following scenarios (i) where the PXP merger is consummated prior to the consummation of the MMR merger, and (ii) where the PXP merger is not consummated prior to the consummation of the MMR merger (presenting such information at the time the trust units are first issued, and separately presenting such information that assumes that the PXP merger is consummated after the MMR merger).

5.   In addition, where you state that the number of outstanding shares of MMR common stock beneficially owned by persons other than FCX and its affiliates (and therefore entitled to receive the merger consideration) will fluctuate, please revise your disclosure to clarify how you anticipate that this number will fluctuate.

Special Factors, page 24

6.   We note your claim to proved undeveloped reserves for the Lineham Creek well. Please tell us whether the operator has committed to the completion of this well. If that is not the case, please explain how the completion is reasonably certain. Address whether you would complete the well without the operator's participation.

Background of the Merger, page 24

7.   We note your disclosure at page 39 regarding a vote of the disinterested directors of the MMR board. Please revise your filing to identify the disinterested directors in this context.

MMR's Reasons for the Merger…, page 39

8.   We note your revised disclosure in response to comment 21 in our letter dated March 5, 2013. Where you refer to the financial advisors' respective estimates of the resource

potential for MMR's ultra-deep assets, please refer to the volume amounts consistently either in trillion cubic feet (Tcfe) or billion cubic feet (Bcfe) to facilitate comparison.

Position of the FCX Parties as to the Fairness of the Merger and Purpose of the Merger, page 45

9.   We note your response to comment 17 in our letter dated March 5, 2013, including your explanation that Evercore's net asset valuation analysis measured MMR's value as a going concern. To the extent that Credit Suisse's discounted cash flow/net asset value analysis also measured MMR's value as a going concern, please make corresponding revisions to your disclosure on page 49, where currently you indicate that the FCX Parties did not consider MMR's going concern value.

10.   We note your response to comment 32 in our letter dated March 5, 2013, and reissue such comment in part. Please disclose whether, and if so, how each of the FCX Parties took into account, for purposes of its fairness determination, the discounted cash flow analysis provided by Evercore.

Related Party Transactions, page 153

11.   Please revise your filing to provide updated information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2012. Please refer to Item 18(a)(7)(ii) of Form S-4, and Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Exhibits

Exhibit 5.1

12.   We note that counsel has assumed for purposes of the opinion the due formation or organization, valid existence and good standing of each entity that is a signatory to any of the documents reviewed by counsel under the laws of the jurisdiction of its respective formation or organization. However, such assumption does not appear to be appropriate with respect to the registrants. Please obtain and file a revised opinion that does not include such assumption. For guidance, refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Section II.B.3(a).

13.   We note that counsel has assumed for purposes of the opinion the due adoption, authorization, execution and delivery by, or on behalf of, each of the parties of the referenced documents and of all documents contemplated by the governing documents to be executed by persons desiring to become unitholders of the trust. Please tell us why such assumptions are both necessary and appropriate. For guidance, refer to Staff Legal Bulletin No. 19 at Section II.B.3(a).

14.   We note the following statement in the opinion: "We have not reviewed any documents other than those identified above in connection with this opinion, and we have assumed that there are no other documents that are contrary to, or inconsistent with the opinions expressed herein." This limitation does not appear to be appropriate. Please obtain and file a revised opinion.

15.   We note the following statement in the opinion: "This opinion is intended solely for the benefit of the Trust and the Unitholders of the Trust in connection with the matters contemplated hereby and may not be relied upon by any other person or entity, or for any other purpose, without our prior written consent." Please obtain and file a revised opinion that does not include such limitation, as the recipients of the royalty trust units in this offering are entitled to rely on the opinion. For guidance, refer to Staff Legal Bulletin No. 19 at Section II.B.3(d).

Exhibit 99.6

16.   We note that the report filed as Exhibit 99.6 to the Form S-4 indicates that it was prepared for the use and sole benefit of McMoRan Oil & Gas LLC and may not be put to other use without Ryder Scott's prior written consent for such use. Please obtain and file a revised report which does not suggest that the recipients of the royalty trust units in this offering are not entitled to rely on such report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay (Staff Accountant) at (202) 551-3812 or Jenifer Gallagher (Staff Accountant) at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey (Petroleum Engineer) at (202) 551-3704 with questions about engineering comments. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: David E. Shapiro
        Wachtell, Lipton, Rosen, & Katz